

June 30, 2010

AMR Corporation
American Airlines, Inc.
Mr. Thomas W. Horton
Executive Vice President and Chief Financial Officer
4333 Amon Carter Blvd., MD 5627
Fort Worth, Texas 76155

> **Re: AMR Corporation**
> **Form 10-K**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K**
> **File No. 001-02691**

Dear Mr. Horton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

AMR Corp.
Form 10-K for the Year Ended Dec. 31, 2009

Item 1A. Risk Factors
1. We note your statement that "Some of the factors that may have a negative impact on us are described below." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Significant Indebtedness and Future Financing
2. In the third paragraph of this section, you state that you will be required to make approximately $1.0 billion in principal payments under your debt obligation and $90

million in principal payments on your capital leases. These amounts differ from those presented in your table of contractual obligations, which we assume is entirely due to interest. Please confirm that our assumption is correct.

3. In the fourth paragraph of this section, you discuss certain consequences of your level of indebtedness. Please tell us whether your debt obligations carry any significant or restrictive covenants, and revise your disclosure accordingly if necessary.

Note 10 – Retirement Benefits

4. The table shows your 2009 expected rate of return on pension benefits as 8.75%. However, the sentence which follows the table, as well as the table within the "Pensions and retiree medical and other benefits" discussion within your Critical Accounting Policies section, reflects an expected rate of return on plan assets of 8.50%. Please revise for consistency or advise.

Other Information
Critical Accounting Policies and Estimates
Frequent Flier Program

5. In your description of revenue earned from selling frequent flier miles to other companies, you describe how there are two components to the revenue recognition: a deferred portion recognized over the period that the miles were expected to be used and a second portion representing the marketing services sold. This methodology appears to have been adopted in fiscal 2008. We note that the revenue for air transportation sold is valued at "fair value" and that the revenue component representing the marketing services sold is valued using the "residual" method. Based on your disclosure that fare discounting has driven average fare prices lower, and the fact that RASM has declined, please explain what effect these factors have had on the component of frequent flier miles sold representing marketing services. We may have additional comments upon review of your response.

6. As a related matter, please separately address the "Advance Purchase Miles" arrangement with Citibank as described in Footnote 6 to your financial statements. Given the relative significance of this transaction, as well as its duration and the complexity of its contractual terms, please tell us more about the arrangement and your method of valuing and accounting for same. Explain, in detail, how you determined the allocations to the liability and deferred revenue balances and how the applicable interest rate was derived. Please tell us where the related contractual agreement has been filed or provide it as an exhibit. We may have further comments upon review of your response.

Definitive Proxy Statement filed April 23, 2010

Risk Oversight, page 13

7. We note your disclosure in response to Item 402(s) of Regulation S-K. You state on page 13 that "We also assessed whether our employee compensation policies and practices

create risks that are reasonably likely to have a material adverse impact on us." However you do not disclose the result of that assessment. Please tell us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>American Airlines, Inc.</u>
<u>Form 10-K for the Year Ended Dec. 31, 2009</u>

<u>Item 1A. Risk Factors</u>
8. We note your statement that "Some of the factors that may have a negative impact on us are described below." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief